December 23, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ta Tanisha Meadows

Re:	Java Detour, Inc. Item 4.01 8-K Filed November 14, 2008 Filed November 14, 2008 File No. 000-52357

Dear Ms. Meadows:

This letter sets forth the responses of Java Detour, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2008 concerning the Company’s Current Report on Form 8-K filed with the Commission on November 14, 2008 (the “Current Report”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated November 17, 2008.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

1.
Please revise your disclosure in the first paragraph to indicate the date you actually engaged Farber Hass Hurley LLP as opposed to the effective date of the engagement.  See paragraph (a)(2) of Item 304 of Regulation S-K.

We have revised the amendment to our Current Report to address your comment.

2.
Please revise your disclosure in the second paragraph to specifically state the period during which there were no disagreements with your former accountant.  This period should include the two most recent fiscal years and the subsequent interim period through the date of dismissal of AJ. Robbins PC on November 10, 2008.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

We have revised the amendment to our Current Report to state the period during which there were no disagreements with our former accountant.

U.S. Securities and Exchange Commission
December 23, 2008

3.
Please state whether the report of AJ. Robbins PC on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

We have revised the amendment to our Current Report to indicate that the report of AJ. Robbins PC on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

4.
Please disclose in the third and fourth paragraphs that the period prior to engaging Farber Hass Hurley LLP includes the two most recent fiscal years and subsequent interim period through the date of engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

We have revised the third and fourth paragraph of our Current Report disclosure to indicate that the applicable period prior to engaging Farber Hass Hurley LLP includes the two most recent fiscal years and subsequent interim period through the date of engagement.

5.
Please note that you are also required to file a letter from AJ. Robbins PC stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

A letter from AJ. Robbins PC was filed with the amendment to the Current Report.

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If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara

Peter DiChiara